Mail Stop 6010

September 14, 2007

VIA U.S. MAIL AND FAX (843) 971-6917

Mr. Rondald L. Wheet
Chief Executive Officer and Principal Financial Officer
Revolutions Medical Corporation
2073 Shell Ring Circle
Mt. Pleasant, South Carolina 29466

> **Re:** **Revolutions Medical Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-28629**

Dear Mr. Wheet:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 17

1.   We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date *within 90 days* before the filing date of your annual report. Please revise your future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures **as of the end of the period covered by the annual report** and confirm, if true, that your controls and procedures were effective as of the end of the (then) current period. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at **www.sec.gov/rules/final/33-8238.htm**.

2.   We note your disclosure that your CEO "concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information related to the company that is required to be included in the company's periodic SEC filings." Revise in future filings to clarify, if true, that the design and operation of your Disclosure Controls were effective to ensure that information required to be disclosed by the company in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms and are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

3.   Please tell us and revise your future disclosures to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Financial Statements, page 22

Note 1. Summary of Significant Accounting Policies, page 30

Stock-Based Compensation, page 30

4.   We see from your disclosure that you account for stock based compensation arrangements for employees in accordance with APB 25. It appears that the company was required to adopt the provisions of SFAS 123(R) as of January 1, 2006 and while we see from footnote 6 that you did not grant any options during the year, we did see that you modified options that were previously outstanding. Please revise future filings to properly reflect the adoption of SFAS 123(R) or tell us why no future revisions are necessary.

New Accounting Standards, page 31

5.   We noted your disclosures regarding SFAS 146 and SFAS 150 that you do not expect a material impact. Please revise in future filings to update your disclosures as to whether they did or currently have a material impact on your financial statements since the adoption date has passed.

Form 10-QSB for the Three and Six Months Ended June 30, 2007

Financial Statements, page 2

Note 3. Acquisition of Clear Image Acquisition Corp., page 9

6.   We see on January 26, 2007 you entered into a Plan and Agreement of Reorganization with Clear Image Acquisition Corporation ("Acquisition Corp") for the acquisition by you of all of the assets of Acquisition Corp in exchange for 8,260,139 shares of your common stock. We also see that Acquisition Corp is a company which was formed by certain shareholders of Clear Image, Inc. ("Clear Image"), an Oklahoma corporation, all of whom are accredited investors, in order to assemble a control block of the shares of Clear Image for the purposes of such a transaction and that the sole asset of Acquisition Corp is a block of 9,824,139 shares of the Common Stock of Clear Image. We noted that you recorded an asset of approximately $3.3 million in connection with this transaction. Please respond to the following:

- Please tell us how your accounting for the transaction complied with paragraphs 15 to 19 of SFAS 141. Specifically address how the fact that apparently almost 100% of your pre-transaction (post-split) shares outstanding were issued did not result in the former shareholders of Acquisition Corp. receiving the larger portion of the voting rights in the post-transaction company and did not require you to use recapitalization or reverse merger accounting for the transaction.
- Tell us why no minority interests were necessary when accounting for the transaction.
- Revise your note in future filings to discuss the nature of the asset recorded for $3.3 million as well as all of the disclosures required by paragraphs 51 through 58 of SFAS 141.
- Tell us how you determined the fair value of the Color MRI technology acquired. We refer you to paragraphs B171 through B174 of SFAS 141.
- Tell us and revise future filings to disclose why you do not believe this asset is impaired and indicate if you are amortizing the value of the technology over a specified period.
- Please tell us about any liabilities assumed, including the costs of liquidation and dissolution that you discuss on page 2 of your Form 10-KSB for the year ended December 31, 2006.
- Tell us about any related parties with regards to your acquisition of Clear Image.

Note 4. Other Commitments and Contingencies, page 10

Clear Image Patent Applications and License to Color MRI Technology, page 11

7.   We note your disclosure that Clear Image acquired an exclusive license relating to the color MRI technology from the USFRF. On August 1, 2002 USFRF notified Clear Image that the license was terminated but Clear Image disputes these claims. Please tell us if this color MRI technology is the same technology you valued and recorded on your balance sheet for approximately $3.3 million. If so, tell us how this termination claim affects the realizability and fair value of the asset you recorded.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant